EXHIBIT 11(a)(11)
                                                          -----------------

   NISOURCE/COLUMBIA
   STRAIGHTTALK July 2, 1999


   [Photo of Gary L. Neale]


   DEAR COLUMBIA SHAREHOLDER:
        We're delighted by the ongoing support we've received from Columbia shareholders since making our offer public. We believe it's useful to provide you with accurate and timely information to help you get the value you deserve.

        "StraightTalk" is our newsletter to you, the Columbia shareholder, about our offer. In this issue, we share information about the pricing and leverage involved in our proposal.

        You'll see comparables that indicate that our $68 per share cash offer is a good starting point from which to begin our negotiations.
   There is more money   the question is whether we spend it pursuing
   this transaction or give it to shareholders.

        You'll also see statements from the rating agencies that document the investment grade rating of the combined company following completion of the transaction.

        The best way for you to encourage Columbia to sit down and negotiate is to tender your shares immediately. Tendering now is a no-cost, no-risk, fully reversible way to encourage Columbia board members to fulfill their fiduciary duties.

        I encourage you to communicate both with me and directly with Columbia directors and management your thoughts on our proposal. I can be reached at (219) 647-6005.

        Please help us to help you create shareholder value by tendering your shares now.

   Regards,

   Gary Neale
   Chairman, President and Chief Executive Officer
   NiSource Inc.

   AGENCIES TO NISOURCE:
   CREDIT RATING REMAINS STRONG

     Three credit-rating agencies have affirmed NiSource's strong investment-grade rating following a combination with Columbia Energy Group.

         The numbers also show that the pro forma capital structure of the combined company will be well in line with the industry average.

         Certainly, Standard & Poor's has no trouble with NiSource's transaction. Writing on June 7, S&P noted that it "expects that the corporate credit ratings of NIPSCO (Northern Indiana Public Service Company) and affiliates will fall no more than one notch." S&P also said it "expects to raise the ratings of Columbia Energy at least one notch" in light of NIPSCO's strong credit rating.

         Moody's was also positive, confirming the debt ratings of NIPSCO and the commercial paper rating of NiSource Capital Markets. While putting the parent company's and long-term ratings of NiSource Capital Markets under review for possible downgrade, Moody's said that pro forma coverage ratios are typically lower for gas distribution companies than for predominantly electric companies.

     Moody's then noted that NiSource's pro forma coverage ratio would be "closer to the average" of other gas distribution companies rated Baal.

         And, in its release of June 7, Duff & Phelps Credit Rating Co. reaffirmed NiSource Capital Markets' and NIPSCO's credit ratings.

         In its press release commenting on the strategic rationale of NiSource's offer, S&P said that it "views the acquisition of Columbia Energy as a very significant step for NiSource, but consistent with the company's previously stated low-risk principal business strategy of commodity (gas, electric and water) distribution.

         "This distribution strategy has been reflected in the company's acquisition during the past two years of two small regulated utilities, Bay State Gas Co. and Indianapolis Water Co. This contrasts with the strategy of Columbia Energy, which is focusing increasingly on unregulated activities such as energy marketing and investments in merchant electric generating plants to spur growth," S&P said.

   NISOURCE OFFER STACKS UP TO
   20 SIMILAR DEALS

      NiSource's $68 all-cash offer for Columbia Energy Group is 10.7 times and 15.8 times last twelve months EBITDA and EBIT, comparable to the mean of 9.5 times and 15 times paid in 20 comparable transactions completed since April 1996, including Dominion Resources' acquisition of Consolidated Natural Gas.

         Furthermore, NiSource's 35.3 percent premium to the average closing price for the four weeks preceding the announcement compares to a 39.5 percent average premium for the 20 comparable deals.

         NiSource is proposing to pay 23.4 times last 12 months earnings and 2.7 times year-end book, compared to the mean of 24.2 times and
   2.4 times for the comparable deals.

     "We believe our offer is fair compared to similar transactions, and it's worth noting that, looking at the multiples, Columbia's offer for Consolidated Natural Gas three months ago was similar," said Gary Neale, NiSource chairman, president and chief executive officer.

         "Of course, we're willing to pay more, but we don't want to bid against ourselves. We need to meet Columbia's team across the table and discuss how we can better our offer," Neale said.

         Details on the NiSource and comparable transactions are presented below


NiSource/Columbia Merger
Transmission & Distribution Transactions
----------------------------------------


(Dollars in millions, except price per share)                                   Premiums Paid to    Purchase Price Multiples of:
                                                                               Pre-Announcement
                                                                                      Price               Last Twelve Months
Date                                                              Purchase  ---------------------  ------------------------------
Announced Acquiror                Target                           Price    4wks      1wk    1day  Earnings  Book   EBITDA   EBIT
_________________________________________________________________________________________________________________________________
Proposed  NiSource Inc.           Columbia Energy Group            $7,940   35.3%    27.1%   22.0%   23.4x   2.7x   10.7x   15.8x
_________________________________________________________________________________________________________________________________
6/30/99   Energy East             CTG Resources                      $544   52.2%    24.5%   15.1%   21.8x   2.6x    8.4x   12.4x
6/28/99   Wisconsin Energy        WICOR                            $1,444   23.5%    29.2%   18.6%   24.6x   2.6x    9.9x   15.7x
6/15/99   Northeast Utilities     Yankee Energy Systems              $671   44.5%    40.6%   38.5%   28.5x   2.6x   10.5x   15.6x
5/10/99   Dominion Resources(1)   Consolidated Natural Gas(1)      $8,406   27.3%    29.2%   18.4%   22.6x   2.7x   10.3x   16.9x
4/26/99   ONEOK                   Southwest Gas                    $1,832   32.2%    21.5%   23.1%   19.1x   1.9x    7.5x   11.9x
4/23/99   Connecticut Energy      Energy East                        $608   65.1%    50.0%   34.1%   23.0x   2.4x   11.1x   16.8x
3/15/99   El Paso Natural Gas     Sonat Inc.                       $5,874   39.5%    41.9%   18.9%   32.8x   3.0x    9.2x   20.5x
2/22/99   Sempra Energy(2)        KN Energy(2)                     $5,674   21.6%    28.6%   18.3%   31.3x   1.4x   11.6x   15.0x
12/14/98  National Grid Pic       New England Electric System      $4,600   26.8%    23.9%   25.0%   26.7x   2.0x    9.7x   13.1x
12/7/98   BEC Energy              Commonwealth Energy System       $1,567   16.1%    14.5%   16.6%   18.2x   2.1x    8.2x   12.9x
11/11/98  Carolina Power & Light  North Carolina Natural Gas Corp.   $426   47.8%    41.1%   48.1%   20.9x   2.8x   10.1x   13.7x
10/19/98  Eastern Enterprises     Colonial Gas                       $426   26.1%    29.9%   26.8%   21.0x   2.5x   10.3x   14.7x
12/22/97  Eastern Enterprises     Essex County Gas                   $117   61.2%    55.5%   26.6%   21.2x   2.4x    9.5x   13.6x
12/18/97  NiSource Inc.           Bay State Gas                      $838   39.1%    32.0%   26.5%   22.5x   2.3x   10.3x   15.8x
12/12/96  ONEOK                   Western Resources Inc.             $661    NM       NM      NM     32.5x   1.2x   10.8x   18.4x
11/22/96  TECO Energy             Lykes Energy                       $430    NA       NA      NA     18.8x   2.8x    7.7x   11.4x
8/12/96   Houston Industries      NorAm Energy                     $3,842   47.1%    43.8%   37.6%   25.3x   2.6x    8.2x   11.9x
7/22/96   Atmos Energy            United Cities Gas                  $518   69.7%    64.3%   52.2%   24.8x   2.2x    8.6x   13.0x
4/15/96   Texas Utilities         ENSERCH                          $1,797    NM       NM      NM       NM     NM     6.8x   18.6x
_________________________________________________________________________________________________________________________________

(1) Pending                                                         Mean    39.5%    35.6%   28.1%   24.2x   2.4x    9.5x   15.0x
(2) Merger terminated on 6/21/99.                                  Median   39.1%    32.0%   26.5%   23.0x   2.5x    9.8x   14.9x
                                                                    High    69.7%    64.3%   52.2%   32.8x   3.0x   11.6x   20.5x
                                                                    Low     16.1%    14.5%   15.1%   18.2x   1.2x    6.8x   11.4x

     WHAT OTHERS ARE SAYING...

        "If the [Columbia] board [of directors] has no regard for its shareholders, why are they the board? The most important thing for me is that a Columbia/NiSource deal would be a powerhouse in the industry as a combined entity. This is a breakdown in what they're supposed to be doing as board members...[they] need to focus on their shareholders and their fiduciary responsibility to them, not on the needs of the board members."

        -- Maura Shaughnessy
        MFS Investment Management as quoted in GAS DAILY, June 14, 1999

        "The bid they put in is a very respectable offer and certainly a great place to start a negotiation... [NiSource] has been very clear in their willingness to increase their bid."


   -- David Kiefer
        Prudential Utility Fund as quoted in THE WASHINGTON POST, June
   25, 1999


    "The idea that this is an LBO is ridiculous."

   -- Robert Rubin
        Bear Stearns & Co. as quoted by BLOOMBERG, June 23, 1999

        "I think it's a great fit. It would clearly give NiSource the ability to enhance shareholder value over time."

   -- Michael Worms
        Gerard Klauer and Mattison Inc. as quoted in PETROLEUM FINANCE WEEK, June 14, 1999


   This newsletter is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group. Such offer is made solely by the Offer to Purchase, dated June 25, 1999, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of Columbia Energy Group in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of NiSource Inc. by Credit Suisse First Boston or one or more registered brokers or dealers licensed under the laws of such jurisdiction. The currently scheduled expiration date is August 6, 1999. The Tender Offer may be extended, and any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This newsletter does not constitute a solicitation of proxies from Columbia Energy Group's stockholders. Any solicitation of proxies will be made only pursuant to separate proxy materials in compliance with the requirements of Section 14 (a) of the Securities Exchange Act of 1934, as amended.

                            FOR MORE INFORMATION

                           CALL DENNIS SENCHAK AT
                               219-647-6085 OR
                               VISIT NISOURCE
                             AT WWW.NISOURCE.COM

   FOR INFORMATION ABOUT TENDERING SHARES, CALL INNISFREE M&A AT 877-750-
                                    5833





























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